INTERNATIONAL HI-TECH INDUSTRIES INC.

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8

Telephone: (604) 733-5400 Fax: (604) 734-8300

From NA: 1-800-838-8090 Luxembourg: 800-2988 France and Monaco: 0800-903650

Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

NEWS RELEASE
Tuesday February 27, 2007
IHI Change in Fiscal Year End and Interim Financial Statements/Director Resignation

Vancouver, British Columbia - Tuesday February 27, 2007 10:00 am PST
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

CHANGE IN FISCAL YEAR END AND INTERIM FINANCIAL STATEMENTS

The Board of Directors announces that the Company has filed a Notice of Change of Fiscal Year End with the British Columbia Securities Commission relating to the change in the Company's year end from December 31st to March 31st. As a result, the Company is obligated to prepare and file unaudited financial statements for the 12-month period ended December 31, 2006 and audited financial statements for the 15-month period ended March 31, 2006. In January of this year, the British Columbia Securities Commission and the TSX Venture Exchange issued comment letters on the Company's disclosure record, including comments on the Company's previously filed MD&A for certain prior periods. The Company is still in the process of preparing a response to the comments received from the Commission and the Exchange. As a result, the Company will not be filing the unaudited financial statements for the 12-month period ended December 31, 2006 or the accompanying MD&A by the filing deadline. The company is working toward resolving the outstanding regulatory comments and making all necessary filings.

DIRECTOR RESIGNATION

The Board of Directors announces that for personal reasons Mr. Larry Coston resigned as an independent director of the Company effective February 26, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information, please visit the Company's website at www.ihi.ca or contact us by:

Telephone: 604-733-5400

Fax: 604-734-8300

Email: info@ihi.ca

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.